Metatron Apps, Inc.

160 Greentree Drive

Dover, DE 19904

August 11, 2023

Kyle Wiley, Esq.

Staff Attorney

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Metatron Apps, Inc. Form 1-A Filed June 8, 2023 File No. 024-12276

Dear Mr. Wiley,

On behalf of Metatron Apps, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 pm, Eastern Time, on Monday, August 14, 2023, or as soon thereafter as is practicable. The Company has qualified in one or more states.

Sincerely,

/s/ Ralph Riehl

Ralph Riehl

Chief Executive Officer

Metatron Apps, Inc.